FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Preview of income statement for second quarter 2009.

Preview of income statement for second quarter 2009

In an adverse economic scenario, Repsol continues with its exploratory success

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	SECOND QUARTER 2009 RESULTS	Jan-June 2008	Jan-June 2009	% Variation 09/08

CCS REPORTED EARNINGS (M€)
1,526	963	424	-72.2	CCS OPERATING INCOME	2,858	1,388	-51.4
692	536	235	-66.0	CCS NET INCOME	1,739	771	-55.7

CCS PROFORMA INDICATORS (M€)
1,434	746	428	-70.2	CCS ADJUSTED OPERATING INCOME	2,805	1,174	-58.1
694	421	265	-61.8	CCS ADJUSTED NET INCOME	1,505	686	-54.4

REPORTED EARNINGS (M€)
1,896	940	643	-66.1	OPERATING INCOME	3,502	1,583	-54.8
905	516	373	-58.8	NET INCOME	2,117	889	-58.0

PROFORMA INDICATORS (M€)
1.804	722	647	-64.1	ADJUSTED OPERATING INCOME	3,449	1,369	-60.3
907	401	403	-55.6	ADJUSTED NET INCOME	1,883	804	-57.3

EARNINGS PER SHARE
0.74	0.43	0.31	-58.1	Euros per share	1.74	0.74	-57.5
1.17	0.57	0.44	-62.4	Dollars per share	2.74	1.04	-62.0

SECOND QUARTER 2009 HIGHLIGHTS

•	CCS operating income in the quarter, that is, excluding inventory holding gains (losses) fell 72.2% year-on-year. Adjusted operating income in the quarter, at CCS was down 70.2%.

•

Adjusted operating income in the second quarter was affected mainly by the impact of lower refining margins and gas and oil prices in comparison with the same year-ago period, in addition to the accounting impact of lower inventory gains (219 M€ versus 370 M€ inventory gains in the same period last year).

•

The Company’s net financial debt at the end of second quarter was 10,405 M€, that is, 5,020 M€ more than at the end of first quarter (5,376 M€). This increase is mainly due to the impact of the acquisition of Unión Fenosa by Gas Natural. The debt/capital employed ratio at the end of the quarter stood at 29.1% in vs. 17.2% at 30 March 2009.

•

At the end of second quarter 2009, the Group’s net debt ex Gas Natural totalled 3,657 M€ vs. 3,181 M€ at the end of first quarter, increasing 476 M€ in this period. The debt/capital employed ratio at the end of this quarter was 12.9% in comparison with 11.4% in the previous quarter.

•	Thirteen discoveries were announced in the first seven months of the year in the Company’s key growth areas: deep waters offshore the Gulf of Mexico and Brazil and in North Africa.

•	The company paid a gross final dividend of 0.525 € for 2008 on 9 July, 5% more than in the previous year.

Preview of income statement for second quarter 2009

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
751	185	140	-81.4	OPERATING INCOME (M€)	1,327	325	-75.5
758	185	172	-77.3	ADJUSTED OPERATING INCOME (M€)	1,355	357	-73.7
131	113	132	0.8	LIQUIDS PRODUCTION (Thousand boepd)	131	123	-6.1
1,155	1,146	1,166	0.9	GAS PRODUCTION (*) (Million scf/d)	1,145	1,156	0.9
336	317	340	1.2	TOTAL PRODUCTION (Thousand boepd)	335	329	-1.8
240	314	338	40.8	INVESTMENTS (M€)	482	652	35.3
109	28	62	-43.1	EXPLORATION EXPENSE (M€)	209	90	-56.9

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	INTERNATIONAL PRICES	Jan-June 2008	Jan-June 2009	% Variation 09/08
121.2	44.5	59.1	-51.2	Brent ($/Bbl)	109.0	51.7	-52.6
123.8	43.3	59.8	-51.7	WTI ($/Bbl)	111.1	51.7	-53.5
10.9	4.9	3.5	-67.9	Henry Hub ($/Mbtu)	9.5	4.2	-55.8

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	REALISATION PRICES	Jan-June 2008	Jan-June 2009	% Variation 09/08
110.1	39.6	53.9	-51.0	OIL ($/Bbl)	98.2	47.2	-51.9
4.1	2.5	2.0	-51.2	GAS ($/Thousand scf)	4.2	2.2	-47.6

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in second quarter 2009 was 172 M€, 77.3% lower that in second quarter 2008 mainly because of the following factors:

•	Realization prices, net of the impact of lower taxes, diminished income by 593 M€.

•	Lower exploration costs had a positive impact of 54 M€.

•	The year-on-year appreciation of the dollar against the euro increased income by 18 M€.

•	Lastly, other minor items explain the remaining difference.

Production in this quarter was 340 Kboepd, 1.2% higher year-on-year. If we exclude the impact of contractual and regulatory changes in Bolivia and Libya, and the OPEC quota reduction, production in the quarter would have increased 8.3% in comparison with the same period last year. This growth is attributable to the start of operations and ramp up of Shenzi, one of the growth projects contemplated in the company’s Strategic Plan 2008-12.

Preview of income statement for second quarter 2009

First half 2009 results

At 357 M€, adjusted operating income in the first six months of 2009 was down 73.7% year-on-year on the back of lower oil and gas realisation prices and the drop in international prices for these products.

Production in the first-half of 2009 (329 Kboepd) was 1.8% lower than in the same period last year (335 Kboepd). Excluding the impact of contractual and regulatory changes and the OPEC quota reduction, production would have been 7.4% higher than in the first six months of 2008.

Investments in second quarter 2009 in Upstream amounted to 338 M€. Investments in development represented 51% of total investments and were mainly spent in the U.S. (57%), Trinidad & Tobago (19%), and Libya (7%).

Investments in the first six months of this year totalled 652 M€, 35.3% higher year-on-year. Investments in development accounted for 45% of the total amount, mainly spent in the U.S. (53%), Trinidad & Tobago (20%), and Libya (8%).

Preview of income statement for second quarter 2009

1.2.- LNG

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
18	11	23	27.8	OPERATING INCOME (M€)	50	34	-32.0
18	11	23	27.8	ADJUSTED OPERATING INCOME (M€)	50	34	-32.0
56.9	43.0	37.0	-35.0	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	61.4	40	-34.9
52.4	38.5	47.2	-9.9	LNG SALES (TBtu)	96.4	85.7	-11.1
67	30	40	-40.3	INVESTMENTS(M€)	145	70	-51.7

1 TBtu= 1,000,000 Mbtu

1 bcm= 1,000 Mm3= 39.683 TBtu

Adjusted operating income in second quarter 2009 was 23 M€ million, 27.8% higher than the 5 M€ posted a year earlier.

Second quarter results were mainly affected by the following factors:

•	On the upside, wider LNG marketing margins.

•

On the downside, lower electricity pool prices in the Spanish market resulted in a drop in BBE operating income. In addition, greater expenses were incurred at the Canaport terminal prior to its start-up.

First half 2009 results

Adjusted operating income in the first six months amounted to 34 M€, 32.0% down year-on-year because of lower electricity pool prices as well as narrower margins and diminished sales volumes.

Investments in the LNG division in second quarter 2009 totalled 40 M€, 40.3% less than in same year-ago period, and were mainly spent in the Canaport LNG project.

Investments in the first-half of 2009 totalled 70 M€, mainly spent in the Canaport LNG plant.

Preview of income statement for second quarter 2009

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
273	316	53	-80.6	CCS OPERATING INCOME (M€)	482	370	-23.2
298	311	56	-81.2	CCS ADJUSTED OPERATING INCOME (M€)	546	368	-32.6

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
643	293	272	-57.7	OPERATING INCOME (M€)	1,125	565	-49.8
668	288	275	-58.8	ADJUSTED OPERATING INCOME (M€)	1,189	563	-52.6
10,865	9,492	9,359	-13.9	OIL PRODUCT SALES (Thousand tons)	21,937	18,851	-14.1
701	458	707	0.9	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,494	1,165	-22.0
756	871	713	-5.7	LPG SALES (Thousand tons)	1,673	1,584	-5.3
315	325	427	35.6	INVESTMENTS (M€)	630	752	19.4

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	REFINING MARGIN INDICATOR ($/Bbl)	Jan-June 2008	Jan-June 2009	% Variation 09/08
8.2	4.6	0.5	-93.9	Spain	6.8	2.5	-63.2

Adjusted operating income on the basis of current cost of supplies (CCS) was 56 M€, falling 81.2% year-on-year. Adjusted income in second quarter 2009, including an inventory gain of 219 M€, amounted to 275 M€ versus 668 M€ posted in the same quarter last year which included 370 M€ in inventory gains.

The following factors explain the 242 M€ drop in CCS adjusted operating income in second quarter in comparison with the same period a year earlier:

•

Lower refining margins affected by narrower spreads in medium distillates and tighter spreads between light and heavy oil were partially offset by lower fixed costs, achieved thanks to the implementation of cost savings and efficiency improvement plans. The combined effect of the above-mentioned factors had a 367 M€ adverse impact on operating income.

•	In Peru, wider fuel oil and gasoline spreads lifted margins, increasing operating income by 21 M€.

•	Wider marketing margins were able to more than compensate the drop in oil product sales. Accordingly, the entire segment contributed 64 M€ more than in the same quarter last year.

•	Enhanced performance in the LPG business (with higher margins and stable fixed costs) had a positive 9 M€ impact on operating income.

•	The appreciation of the dollar against the euro increased income by 7 M€.

•	Trading and Transport activity, and other minor items explain the remaining differences.

Preview of income statement for second quarter 2009

First half 2009 results

Adjusted CCS operating income, excluding inventory effects, was 368 M€ in the first six months of the year, 32.6% less than the 546 M€ posted a year earlier. Adjusted operating income in first-half 2009 totalled 563 M€ versus 1,189 M€ in the previous year, principally because of narrower refining margins and the above-mentioned inventory effects.

The same impacts affecting second quarter performances can be applied in the analysis of first half-year results. The effects of narrower refining margins and the weak chemical business were not countered by operating income growth in Marketing and LPG activities.

Investments in Downstream in second quarter and in the first half of 2009 amounted to 427 M€ and 752 M€, respectively, mainly spent in the enlargement of the Cartagena facilities and in the fuel oil reductor unit at Bilbao.

Preview of income statement for second quarter 2009

1.4.- YPF

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 1Q09/1Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
279	323	129	-53.8	OPERATING INCOME (M€)	644	452	-29.8
324	152	95	-70.7	ADJUSTED OPERATING INCOME (M€)	735	247	-66.4
288	323	310	7.7	LIQUIDS PRODUCTION (Kboepd)	308	316	2.6
1,707	1,558	1,619	-5.2	GAS PRODUCTION (*) (Million scf/d)	1,707	1,589	-6.9
592	601	598	1.0	TOTAL PRODUCTION (Kboepd)	612	599	-2.1
3,783	3,539	3,689	-2.5	OIL PRODUCT SALES (Thousand tons)	7,488	7,228	-3.5
377	270	346	-8.2	PETROCHEMICAL PRODUCT SALES (Thousand tons)	783	615	-21.5
78	113	109	39.7	LPG SALES (Thousand tons)	192	223	16.2
316	236	201	-36.4	INVESTMENTS (M€)	566	437	-22.8

2Q 2008	1Q 2009	2Q 2009	% Variation 1Q09/1Q08	INDICATORS	Jan-June 2008	Jan-June 2009	% Variation 09/08
40.6	39.3	42.4	4.4	OIL REALISATION PRICES ($/Bbl)	40.2	40.9	1.7
2.1	2.8	1.8	-14.3	GAS REALISATION PRICES (**) ($/Kscf)	2.2	2.3	4.6
497	188	182	-63.4	PETROCHEMICAL DERIVATIVES ($/ton)	485	185	-61.9

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboepd.
(**)	Includes sales to downstream before taxes

Adjusted operating income in second quarter 2009 was 95 M€ versus 324 M€ in first quarter 2008.

The most significant year-on-year variations resulting in a drop of 229 M€ in adjusted operating income are as follows:

•	Declining revenues, net of taxes, from exports and from products sold domestically the price of which depends on international oil prices, diminished income by 211M€.

•	Lower operating costs thanks to the implementation of a cost savings plan had a positive 52 M€ impact on operating income.

•	Higher depreciation charges reduced income by 61 M€.

•	Lastly, other minor effects were responsible for the remaining year-on-year variations.

Production in the quarter increased 1% in comparison with same period last year which was affected by the oil workers’ labour strike in southern Argentina.

First half year results

Adjusted operating income in these first six months fell 66.4% year-on-year to 247 M€. This drop shows that higher liquids and gas prices in the local currency in the domestic market were unable to counter the effect of tax withholdings on exports, lower revenues from products which, although sold in the domestic market, the prices thereof are linked to international prices, the effects of lower revenues in the chemical business, and currency exchange losses.

Preview of income statement for second quarter 2009

First half-year production was 599 Kboepd, 2.1% less than in the same period last year, reflecting the natural decline of mature fields in the region and the effects of the oil workers’ strike in the second half of 2008.

YPF investments in second quarter 2009 were 201 M€, of which amount, 68% was spent in Exploration and Production development projects.

First half-year investments totalled 437 M€, with 64% of this amount earmarked for Exploration and Production Projects.

Preview of income statement for second quarter 2009

1.5.- GAS NATURAL SDG

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08		Jan-June 2008	Jan-June 2009	% Variation 09/08
130	169	165	26.9	OPERATING INCOME (M€)	287	334	16.4
134	169	165	23.1	ADJUSTED OPERATING INCOME (M€)	294	334	13.6
72	1,963	2,600	—	INVESTMENTS (M€)	126	4,563	—

Adjusted operating income in second quarter 2009 at Gas Natural SDG increased 23.1% to 165 M€ versus 134 M€ in the same year-ago quarter.

The 31 M€ increase was the result of the global integration of Unión Fenosa operating income in Gas Natural SDG’s scope of consolidation since 30 April 2009, which implies that the acquisition has had a positive impact on the results despite the current economic downturn.

First half year results

Adjusted operating income in the first six months of the year was 334 M€ in comparison with 294 M€ recorded in the same year-ago period. The variables affecting the increase in half-year results are the same as those previously described for the quarter.

Investments in Gas Natural SDG in the second and first quarters of 2009 amounted to 2,600 M€ and 4,563 M€, respectively. These investments were mainly spent in increasing its shareholding in Unión Fenosa. Other than this transaction, material investments, slightly higher year-on-year, were mainly spent in distribution and power activities.

1.6.- CORPORATE AND OTHERS

This caption reflects Corporate operating expenses and income/expenses not attributable to operating areas.

An adjusted expense of 83 M€ was recorded in second quarter 2009 versus a net expense of 98 M€ in second quarter 2008.

A net expense of 86 M€ was booked in second quarter 2009. In the same quarter in 2008, 75 M€ income was recorded, which included 176 M€ from the reversal of prior provisions for certain items under negotiation by the company which, in view of the outcome, were no longer considered necessary.

Preview of income statement for second quarter 2009

2.- FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€)	1Q09	2Q09	% Variation 2Q09/1Q09	Jan-June 09
NET DEBT AT THE START OF THE PERIOD	3,334	5,376	61.2	3,334
EBITDA	-1,443	-1,545	7.1	-2,988
VARIATION IN TRADE WORKING CAPITAL	-346	490	—	144
INVESTMENTS (1)	2,923	3,603	23.3	6,526
DIVESTMENTS (1)	-269	-153	-43.1	-422
DIVIDENDS (including affiliates)	654	93	-85.8	747
TRANSLATION DIFFERENCES	224	-198	—	26
TAXES PAID	159	320	101.3	479
UNION FENOSA DEBT INCORPORATION	—	2,172	—	2,172
OTHER MOVEMENTS	140	247	76.4	387
NET DEBT AT THE CLOSE OF THE PERIOD	5,376	10,405	93.5	10,405
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	8,964	13,965	55.8	13,965
Debt ratio
CAPITAL EMPLOYED (M€)	31,289	35,788	14.4	35.788
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	17.2	29.1	69.2	29.1
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	28.6	39.0	36.4	39.0
ROACE before non-adjusted items (%)	6.3	5.2	-17.4	5.7

(1)	Additionally, in the January-June 2009 period, financial investments were made totalling 4 M€, which implies total investments of 6,530 M€. Financial divestments were also made totalling 43M€, which implies 465 M in total divestments.

The Company’s net financial debt at 30 June 2009 amounted to 10,405 M€, representing an increase of 7,071 M€ in comparison with figure at 31 December 2008 (3,334 M€).

This increase is mainly attributable to the impact of Gas Natural SDG’s acquisition of Unión Fenosa on the Group’s consolidated debt, implying a 4,354 M€ increase in first half-year investments. Furthermore, the integration of Unión Fenosa’s balance sheet in Gas Natural, increased the Group’s net debt by 2,172 M€ (this figure corresponding to our 30.89% stake).

In addition, the following aspects in relation to this quarter are worth mentioning:

•

In the divestments caption, the last pending instalment totalling 245 M€ on the sale of the Repsol Tower to Caja Madrid was collected in March of this year. Additionally, June figures include 48 M€ from the sale of the Enagas stake by Gas Natural and 28 M€ from the sale of shareholdings in Red Eléctrica and Isagen by Unión Fenosa.

•	Dividends totalling 747 M€ were paid in the first six months of 2009, 641 M€ of which relate to the Repsol interim dividend for 2008.

The net debt-to-capital employed ratio at 30 June 2009 stood at 29.1%. Taking preference shares into account, the ratio is 39.0%.

The Group’s net financial debt (excluding Gas Natural) at the end of the first six months amounted to 3,657 M€ in comparison with 1,883 M€ at 31 December 2008, that is, an increase of 1,774 M€ mainly explained by the 1,080 M€ disbursement made for the Gas Natural capital increase (no impact on the consolidated Group).

The consolidated Group’s (ex- Gas Natural) net debt-to-capital employed ratio at the end of first-half 2009 stood at 12.9%, which would have been 25.6% if we take preferred shares into account.

Preview of income statement for second quarter 2009

Net financial expenses in the first six months of 2009 totalled 36 M€ versus the 59 M€ net expense recorded in the same period a year earlier. The following aspects are worth mentioning:

Net interest expense: A negative 67 M€ impact mainly explained by the increase in average debt due to Gas Natural’s acquisition of Unión Fenosa, coupled with the incorporation of Unión Fenosa’s debt since 30 April of this year.

Hedging positions income/expense: 75 M€ income mainly generated by interest rate hedging positions (78 M€). In the first six months of 2009, gains were the result of the increase in long-term interest rate in U.S. Dollars and flat/slightly lower Euro interest rates, which had a positive impact on the position exposed to interest rate risk.

As to the exchange rate, the results, similar to those in the first six months of 2008, were achieved thanks to active management of hedge positions in currency markets.

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	FINANCIAL INCOME/EXPENSES (M€)	Jan- June 2008	Jan- June 2009	%Variation 09/08
-93	-111	-163	75.3	NET INTEREST EXPENSE (incl. preferred shares)	-206	-273	32.5
18	109	188	—	HEDGING POSITIONS INCOME/EXPENSE	222	297	33.8
9	9	41	—	Interest rate	-28	50	—
9	100	147	—	Exchange rate	250	247	-1.2
-35	-46	-37	5.7	UPDATE OF PROVISIONS	-71	-83	16.9
15	38	24	60.0	CAPITALISED INTEREST	29	62	113.8
-16	-28	-11	-31.3	OTHER FINANCIAL INCOME / EXPENSES	-33	-39	18.2
-111	-37	1	—	TOTAL	-59	-36	-39.0

Preview of income statement for second quarter 2009

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The 2009 corporate income tax rate is estimated at 40.5% based on figures at the end of this second quarter. Taxes accrued in second quarter 2009 totalled 255 M€ implying a 39.6% effective tax rate.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

2Q 2008	1Q 2009	2Q 2009	% Variation 2Q09/2Q08	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-June 2008	Jan-June 2009	% Variation 09/08
0.1	-0.8	-9.2	—	UPSTREAM	12.5	-10.0	—
18.9	15.8	12.6	-33.3	GNL	23.5	28.3	20.4
6.9	3.1	6.1	-11.6	DOWNSTREAM	12.3	9.2	-25.2
5.1	0.5	3.9	-23.5	YPF	8.2	4.4	-46.3
1.0	8.7	8.5	—	Gas Natural SDG	1.5	17.2	—
32.0	27.3	21.9	-31.6	TOTAL	58.0	49.1	-15.3

Income from minority interests in second quarter 2009 totalled 21.9 M€ versus 32.0 M€ in the same quarter last year. The increase in Gas Natural is the result of including Unión Fenosa in the scope of consolidation. In LNG, reduced operating income was the result of lower revenues from trains 1 and 4 in Trinidad & Tobago.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in second quarter 2009 amounted to 37 M€ in comparison with 71 M€ in second quarter 2009. This caption also reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

Preview of income statement for second quarter 2009

4.- HIGHLIGHTS

Since the publication of first quarter 2009 results, the most significant items announced by the company were as follows:

In Upstream, on 11 May, Repsol announced a new gas and condensates discovery in the prolific Santos Basin, Brazil. This is the third discovery made by the Company in this area in 2009, confirming its potential and strategic importance for Repsol. With a 40% stake, Repsol is the operator of the exploration consortium whose partners include Petrobras (35%), Vale (12.5%), and Woodside (12.5%). The well, known as Panoramix, is in block BM-S-48, 180 kilometres from the coast of Sao Paulo in water 170 metres deep in the Santos Basin. Tests indicate a maximum gas flow of 378,600 m3/d and 1,570 bpd of condensates in sand at depth of 4,410 and 4,480 metres. The results of these tests show a possible maximum flow of 850,000 m3/day of gas and 3,520 bpd of condensate.

On 1 July, Repsol announced two offshore oil discoveries in the Spanish Mediterranean. The Montanazo D-5 and Lubina-1 fields are located 45 kilometres off the coast of Tarragona where the company is developing similar satellite fields. Repsol, with a 75% stake, is the operator of the first of these discoveries in a consortium with Gas Natural (17.7%) and Cepsa (7.3%). In the second discovery, Repsol is the sole holder. The Montanazo D-5 well is in 663 metres of water and reached a total depth of 2,354 metres. Initial tests indicate oil production flows of 3,800 bpd of 31.5º API crude oil. The Lubina-1 well, in 663 metres of water and 4 km north of Montanazo D-5, reached a total depth of 2,439 metres. Tests indicated a production of 3,700 pbd of 31.5º API crude oil. The combined production from these two wells could almost quadruple Spain’s existing 2,000 bpd of oil production.

In LNG, on 18 June Repsol inaugurated the Canaport liquefied natural gas terminal, marking the entry of Repsol in the North American markets, with large supply capacity for distributors, power plants, and industry. The capacity of the new Liquefied Natural Gas (LNG) terminal is 1 Bcf/day, enough to heat 6 million homes. The project was executed by Repsol and Canada’s Irving Oil, which owns the largest refinery in Canada. Both companies will operate the new facilities jointly.

In the Corporation, on 14 May, Repsol Chairman Antonio Brufau presided over the Company’s Annual General Meeting, which approved a gross dividend of 1.05 € per share corresponding to fiscal year 2008, 5% more than the dividend paid in 2007.

Madrid, 30 July 2009

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 917 53 55 48 Fax: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 30 July, at 4:00 p.m. (CET) to report on Repsol’s second quarter 2009 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Preview of income statement for first quarter 2009

TABLES

2nd QUARTER 2009 RESULTS

Preview of income statement for first quarter 2009

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q08	1Q09	2Q09	2008	2009
EBITDA	2,494	1,443	1,545	4,916	2,988
Income from continuous operations before financial expenses	1,896	940	643	3,502	1,583
Financial expenses	(111)	(37)	1	(59)	(36)
Income before income tax and income of associates	1,785	903	644	3,443	1,547
Income tax	(841)	(356)	(255)	(1,253)	(611)
Share in income of companies carried by the equity method	32	27	22	58	49
Income for the period	976	574	411	2,248	985

ATTRIBUTABLE TO:

Minority interests	71	58	38	131	96

EQUITY HOLDERS OF THE PARENT	905	516	373	2,117	889

Earnings per share accrued by parent company (*)
* Euros/acción	0.74	0.43	0.31	1.74	0.74
* $/ADR	1.17	0.57	0.44	2.74	1.04

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,120,863,463 shares. Earning per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares in the indicated 2008 periods was 1,216,071,351 and 1,208,634,035 in 2009.

Dollar/euro exchange rate at date of closure of each quarter

1.576	dollars per euro in 2Q08

1.331	dollars por euro in 1Q08

1.413	dollars per euro in 2Q09

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2Q08			JANUARY - JUNE 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,896	(92)	1,804	3,502	(53)	3,449
Upstream	751	7	758	1,327	28	1,355
GNL	18	—	18	50	—	50
Downstream	643	25	668	1,125	64	1,189
YPF	279	45	324	644	91	735
Gas Natural SDG	130	4	134	287	7	294
Corporación y otros	75	(173)	(98)	69	(243)	(174)
Financial expenses	(111)	—	(111)	(59)	—	(59)
Income before income tax and income of associates	1,785	(92)	1,693	3,443	(53)	3,390
Income tax	(841)	94	(747)	(1,253)	(181)	(1,434)
Share in income of companies carried by the equity method	32	—	32	58	—	58
Income for the period	976	2	978	2,248	(234)	2,014
			—			—

ATTRIBUTABLE TO:

Minority interests	71	—	71	131	—	131

EQUITY HOLDERS OF THE PARENT	905	2	907	2,117	(234)	1,883

	1Q09
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	940	(218)	722
Upstream	185	—	185
GNL	11	—	11
Downstream	293	(5)	288
YPF	323	(171)	152
Gas Natural SDG	169	—	169
Corporación y otros	(41)	(42)	(83)
Financial expenses	(37)	—	(37)
Income before income tax and income of associates	903	(218)	685
Income tax	(356)	86	(270)
Share in income of companies carried by the equity method	27	—	27
Income for the period	574	(132)	442

ATTRIBUTABLE TO:

Minority interests	58	(17)	41

EQUITY HOLDERS OF THE PARENT	516	(115)	401

	2Q09			JANUARY - JUNE 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	643	4	647	1,583	(214)	1,369
Upstream	140	32	172	325	32	357
GNL	23	—	23	34	—	34
Downstream	272	3	275	565	(2)	563
YPF	129	(34)	95	452	(205)	247
Gas Natural SDG	165	—	165	334	—	334
Corporación y otros	(86)	3	(83)	(127)	(39)	(166)
Financial expenses	1	—	1	(36)	—	(36)
Income before income tax and income of associates	644	4	648	1,547	(214)	1,333
Income tax	(255)	25	(230)	(611)	111	(500)
Share in income of companies carried by the equity method	22	—	22	49	—	49
Income for the period	411	29	440	985	(103)	882
			—			—

ATTRIBUTABLE TO:

Minority interests	38	(1)	37	96	(18)	78

EQUITY HOLDERS OF THE PARENT	373	30	403	889	(85)	804

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL

EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q08	1Q09	2Q09	2008	2009
Upstream	1,485	561	661	2,723	1,222
USA and Brazil	129	44	140	230	184
North of Africa	616	144	132	1,134	276
Rest of the world	753	393	413	1,380	806
Adjustments	(13)	(20)	(24)	(21)	(44)

LNG	393	284	269	701	553

Downstream	12,245	7,384	7,330	23,801	14,714
Europe	11,431	7,133	7,081	22,279	14,214
Rest of the world	1,570	550	612	2,960	1,162
Adjustments	(756)	(299)	(363)	(1,438)	(662)

YPF	2,330	2,298	2,045	4,612	4,343
Upstream	939	1,325	1,065	1,965	2,390
Downstream	1,789	1,604	1,631	3,671	3,235
Corporate	68	56	62	123	118
Adjustments	(466)	(687)	(713)	(1,147)	(1,400)

Gas Natural SDG	963	979	1,052	1,994	2,031

Corporate & others	(684)	(214)	(300)	(1,100)	(514)

TOTAL	16,732	11,292	11,057	32,731	22,349

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE

FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q08	1Q09	2Q09	2008	2009
Upstream	751	185	140	1,327	325
USA and Brazil	32	1	(9)	32	(8)
North of Africa	446	89	69	784	158
Rest of the world	273	95	80	511	175

LNG	18	11	23	50	34

Downstream	643	293	272	1,125	565
Europe	594	246	232	1,076	478
Rest of the world	49	47	40	49	87

YPF	279	323	129	644	452
Upstream	130	354	146	297	500
Downstream	218	(1)	18	443	17
Corporate	(69)	(30)	(35)	(96)	(65)

Gas Natural SDG	130	169	165	287	334

Corporate & others	75	(41)	(86)	69	(127)

TOTAL	1,896	940	643	3,502	1,583

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q08	1Q09	2Q09	2008	2009
Upstream	913	310	323	1,666	633
USA and Brazil	55	10	54	107	64
North of Africa	473	110	95	829	205
Rest of the world	385	190	174	730	364

LNG	35	29	44	75	73

Downstream	816	426	423	1,525	849
Europe	741	370	371	1,423	741
Rest of the world	75	56	52	102	108

YPF	618	529	545	1,374	1,074
Upstream	380	503	503	887	1,006
Downstream	258	45	64	517	109
Corporate	(20)	(19)	(22)	(30)	(41)

Gas Natural SDG	203	235	285	433	520

Corporate & others	(91)	(86)	(75)	(157)	(161)

TOTAL	2,494	1,443	1,545	4,916	2,988

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q08	1Q09	2Q09	2008	2009
Upstream	240	314	338	482	652
USA and Brazil	116	84	165	226	249
North of Africa	53	86	58	97	144
Rest of the world	71	144	115	159	259

LNG	67	30	40	145	70

Downstream	315	325	427	630	752
Europe	293	316	422	592	738
Rest of the world	22	9	5	38	14

YPF	316	236	201	566	437
Upstream	247	198	160	470	358
Downstream	45	27	32	62	59
Corporate	24	11	9	34	20

Gas Natural SDG	72	1,963	2,600	126	4,563

Corporate & others	49	56	—	90	56

TOTAL	1,059	2,924	3,606	2,039	6,530

Preview of income statement for first quarter 2009

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	JUNE 2009
NON-CURRENT ASSETS
Goodwill	2,851	4,639
Other intangible assets	1,228	2,467
Property, Plant and Equipment	25,737	32,045
Investment property	31	30
Equity-accounted financial investments	525	531
Non-current financial assets
Non-current financial instruments	1,585	1,663
Others	881	360
Deferred tax assets	1,463	1,654
Other non-current assets	276	345

CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,331
Inventories	3,584	4,095
Trade and other receivables	6,632	7,290
Other current financial assets	494	286
Cash and cash equivalents	2,891	2,362
TOTAL ASSETS	49,429	59,098
TOTAL EQUITY
Attributable to equity holders of the parent	20,100	20,053
Attributable to minority interests	1,170	1,770

NON-CURRENT LIABILITIES
Subsidies	108	243
Non-current provisions	2,710	3,019
Non-current financial debt	10,315	14,206
Deferred tax liabilities	2,554	3,431
Other non-current liabilities
Current debt for finance leases	721	1,536
Others	730	1,197

CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	593
Current provisions	437	186
Current financial liabilities	1,788	4,102
Trade debtors and other payables:
Current debt for finance leases	31	137
Other trade debtors and payables	8,164	8,625
TOTAL LIABILITIES	49,429	59,098

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Preview of income statement for first quarter 2009

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY - JUNE
	2008	2009
I.CASH FLOWS FROM OPERATING ACTIVITIES

Income before taxes and associates	3,443	1,547
Adjustments:
Depreciation of Property, Plant and Equipment	1,423	1,654
Other adjustments (net)	50	(213)

EBITDA	4,916	2,988

Variation in working capital	(1,357)	(144)

Dividends received	52	41
Income taxes received/(paid)	(1,313)	(479)
Other proceeds/(payments) from operating activities	(223)	(172)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(1,484)	(610)

	2,075	2,234

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investment payments	(85)	(4,455)
Group companies, associates, and business units	(1,929)	(2,061)
Property, plant and equipment, intangible assets and property investments	(25)	(14)

Other financial assets	(2,039)	(6,530)
Total Investments	922	465
Proceeds on divestments	(103)	71
Other cash flows

	(1,220)	(5,994)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Receipts/Payments from equity instruments	(110)	—
Proceeds on issue of financial liabilities	1,309	6,134
Payments for return and amortization of financial obligations	(758)	(2,196)
Dividends paid	(885)	(747)
Interest paid	(308)	(353)
Other proceeds/(payments) from financing activities	26	404

	(726)	3,242

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,585	2,891

Net cash flows (I, II y III)	129	(518)

Translation differences	(39)	(11)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,675	2,362

Preview of income statement for first quarter 2009

TABLES

OPERATING HIGHLIGHTS

2nd QUARTER 2009

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS UPSTREAM

	Unit	2008			2009			% Variation
		1Q	2Q	Accum	1Q	2Q	Accum	09 / 08
HYDROCARBON PRODUCTION	K Boed	333	336	335	317	340	329	-1.8%

Crude and Liquids production	K Boed	131	131	131	113	132	123	-6.1%
USA and Brazil	K Boed	15	15	15	12	31	22	42.5%
North Africa	K Boed	55	55	55	40	39	40	-28.1%
Rest of the world	K Boed	61	60	61	61	62	62	1.7%

Natural gas production	K Boed	202	206	204	204	208	206	0.9%
USA and Brazil	K Boed	1	1	1	1	2	1	50.6%
North Africa	K Boed	10	9	9	14	13	14	43.3%
Rest of the world	K Boed	192	196	194	189	193	191	-1.4%

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS DOWNSTREAM

	Unit	2008			2009			% Variation
		1Q	2Q	Accum	1Q	2Q	Accum	09 / 08
CRUDE PROCESSED	Mtoe	10.1	10.0	20.1	9.2	8.1	17.2	-14.2%
Europe	Mtoe	8.5	8.4	16.8	8.2	7.1	15.3	-9.5%
Rest of the world	Mtoe	1.7	1.6	3.2	1.0	1.0	2.0	-39.0%

SALES OF OIL PRODUCTS	Kt	11,072	10,865	21,937	9,492	9,359	18,851	-14.1%
Europe	Kt	9,064	8,915	17,979	8,522	8,279	16,801	-6.6%
–Own network	Kt	5,906	5,640	11,546	5,256	5,344	10,600	-8.2%
- Light products	Kt	4,865	4,685	9,550	4,386	4,416	8,802	-7.8%
- Other Products	Kt	1,041	955	1,996	870	928	1,798	-9.9%
–Other Sales to Domestic Market	Kt	1,688	1,675	3,363	1,786	1,560	3,346	-0.5%
- Light products	Kt	1,227	1,179	2,406	1,278	1,064	2,342	-2.7%
- Other Products	Kt	461	496	957	508	496	1,004	4.9%
–Exports	Kt	1,470	1,600	3,070	1,480	1,375	2,855	-7.0%
- Light products	Kt	408	454	862	527	549	1,076	24.8%
- Other Products	Kt	1,062	1,146	2,208	953	826	1,779	-19.4%
Rest of the world	Kt	2,008	1,950	3,958	970	1,080	2,050	-48.2%
–Own network	Kt	789	812	1,601	413	474	887	-44.6%
- Light products	Kt	667	644	1,311	349	375	724	-44.8%
- Other Products	Kt	122	168	290	64	99	163	-43.8%
–Other Sales to Domestic Market	Kt	782	826	1,608	330	375	705	-56.2%
- Light products	Kt	591	589	1,180	250	264	514	-56.4%
- Other Products	Kt	191	237	428	80	111	191	-55.4%
–Exports	Kt	437	312	749	227	231	458	-38.9%
- Light products	Kt	105	58	163	73	131	204	25.2%
- Other Products	Kt	332	254	586	154	100	254	-56.7%

CHEMICALS
Sales of petrochemicals products	Kt	793	701	1,494	458	707	1,165	-22.0%
Europe	Kt	711	624	1,335	412	577	989	-25.9%
Base petrochemical	Kt	183	170	352	74	173	247	-29.8%
Derivative petrochemicals	Kt	529	454	983	338	404	742	-24.5%
Rest of the world	Kt	82	77	159	46	130	176	10.3%
Base petrochemical	Kt	15	17	32	0	25	25	-23.5%
Derivative petrochemicals	Kt	67	60	127	46	106	151	18.9%

LPG
LPG sales	Kt	917	756	1,673	871	713	1,584	-5.3%
Europe	Kt	602	387	990	577	372	949	-4.2%
Rest of the world	Kt	314	369	683	294	341	635	-7.0%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Refap figures are not included since third quarter 2008.

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS YPF

	Unit	2008			2009			% Variation 09 / 08
		1Q	2Q	Accum	1Q	2Q	Accum
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	632	592	612	601	598	599	-2.1%
Crude and Liquids production	K Boed	329	288	308	323	310	316	2.6%
Argentina	K Boed	329	288	308	320	307	314	1.8%
Rest of the world	K Boed	0	0	0	3	2	3	—
Natural gas production	K Boed	303	304	304	278	288	283	-6.9%
Argentina	K Boed	303	304	304	277	288	282	-7.0%
Rest of the world	K Boed	0	0	0	1	0	1	116.9%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.2	4.2	8.4	4.0	4.2	8.2	-2.4%

SALES OF OIL PRODUCTS (*)	Kt	3,705	3,783	7,488	3,539	3,689	7,228	-3.5%
Own network	Kt	2,622	2,943	5,565	2,684	2,829	5,513	-0.9%
Light products	Kt	2,143	2,135	4,278	2,213	2,157	4,370	2.2%
Other Products	Kt	479	808	1,287	472	671	1,143	-11.2%
Other Sales to Domestic Market	Kt	302	314	616	316	324	640	4.0%
Light products	Kt	231	257	488	208	205	413	-15.3%
Other Products	Kt	71	57	128	108	119	227	77.3%
Exports	Kt	781	526	1,307	539	536	1,075	-17.8%
Light products	Kt	220	183	403	186	168	354	-12.3%
Other Products	Kt	561	343	904	353	368	721	-20.2%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCT	Kt	406	377	783	270	346	615	-21.5%
Base petrochemical	Kt	48	49	97	43	46	89	-8.0%
Derivative petrochemicals	Kt	359	328	687	226	300	526	-23.4%

LPG
LPG sales	Kt	114	78	192	113	109	223	16.2%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants, Chile

Preview of income statement for first quarter 2009

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	July 30th, 2009	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer